

December 20, 2011

Via E-mail
Mr. Michael Galvin
Chief Financial Officer
Aruba Networks, Inc.
1344 Crossman Ave
Sunnyvale, CA 94089

     Re: Aruba Networks, Inc.
              Form 10-K for the Fiscal Year Ended July 31, 2011
              Filed September 27, 2011
              File No. 001-33347

Dear Mr. Galvin:

We have reviewed your letter dated November 28, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 16, 2011.

Form 10-K for the Fiscal Year Ended July 31, 2011

Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition and Sales Returns, page 64

1.   We note from your response to our prior comment that generally you do not have VSOE of fair value for your products, except support services. We also note in response to comment 1 in your letter dated October 28, 2011 that you have not used ESP to allocate any arrangement consideration. ASC 605-25-30-2 indicates that arrangement consideration should be allocated at the inception of the arrangement to all deliverables

on the basis of their relative selling price. Please tell us how you comply with this guidance as it appears you have not established the estimated selling price for your product deliverable. You also indicate that the support services are considered contingent.   ASC 605-25-30-5 notes that the amount allocable to the delivered items is the <u>lesser of</u> the relative selling price or the non-contingent amount. Please tell us how you considered this guidance when determining the amount to be allocated to your delivered product.

2.   We also note from your response that the allocated and deferred amount for the support services is the contingent amount, which is equal to VSOE. Please tell us more about your contractual refund terms and tell us how you concluded that the contingent amount is equal to VSOE.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief